Ecopetrol S.A. Announces Changes in the Senior Management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the "Company") announces that the Board of Directors made the following appointments on August 30, 2024:

•	David Alfredo Riaño Alarcón, Executive Vice President of Energy Transition, as legal and alternate commercial representative.

•	Camilo Barco Muñoz, Corporate Vice President of Finance and Sustainable Value, as alternate legal and commercial representative.

•	Cristina Toro Restrepo, Corporate Legal Vice President, as alternate legal and commercial representative.

Ecopetrol also announces that Nicolás Azcuénaga Ramírez, whose current position is Corporate Vice President of Strategy and New Businesses, will hold that position until September 15, 2024, terminating his contract by mutual agreement, after more than five years working at the Company. As his replacement, the Board of Directors appointed Julián Lemos Valero, Mergers and Acquisitions Manager, as acting Corporate Vice President of Strategy and New Businesses, effective September 16, 2024 and until the appointment of the position is made.

Ecopetrol S.A. thanks Nicolás for his valuable work. His contributions to the achievements were essential for the strategy consolidation. Ecopetrol S.A. wishes him great success in his next endeavors.

Bogota D.C., August 30, 2024

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co